Exhibit 99.1

2005
Annual Report Summary

creating value
in the upstream
oil and gas business

Proven Strategy
Track Record
Future Growth

Talisman Energy Inc. is a large, international, upstream oil and gas company. Talisman was established as an independent company in 1992 and has its headquarters in Calgary, Alberta, Canada.

The Company’s objective is value creation for its shareholders with a target of 5 - 10% annual production per share growth.

Talisman’s production in 2005 came from North America (44%), the North Sea (33%), Southeast Asia and Australia (18%) and other areas (5%). Approximately 53% of Talisman’s production is high quality crude oil and liquids and 47% natural gas.

The Company is focusing on larger, deep gas opportunities in North America and large international oil prospects, a strategy which it believes will generate a combination of higher organic growth rates and better economic returns than those of its peer group.

Talisman is listed on both the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 index. The Company had an enterprise value (share value and debt) of approximately $27 billion with 366 million shares outstanding at year end.

Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. We encourage all Talisman stakeholders to read our 2005 Corporate Responsibility Report.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Report Summary. Talisman Energy Inc.’s subsidiaries conduct business in various parts of the world. For ease of reference, the terms “Talisman” and “Company” are used in this Annual Report Summary to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise. References to production, reserves, acreage and drilling are gross numbers unless otherwise indicated. References to the acquisition of “Paladin” refer to Paladin Resources plc (now Paladin Resources Limited).

Readers are referred to the 2005 Annual Report Financial Review, which contains Management’s Discussion and Analysis, Audited Consolidated Financial Statements and Notes and Supplementary Information. This document can be obtained from the Company or viewed online at www.talisman-energy.com.

Front Cover Picture of the Talisman-operated South Angsi production platform and storage vessel in Malaysia. The oilfield came onstream in August 2005 and was producing approximately 17,000 bbls/d net to Talisman at year end.

record performance

FINANCIAL HIGHLIGHTS

(millions of Canadian dollars unless otherwise stated)	2005	2004 (1)	2003 (1)	2002 (1)	2001 (1)

Gross sales	9,554	6,874	5,610	5,351	5,039
Cash flow (2)	4,672	2,916	2,691	2,603	2,425
Net income	1,561	654	976	517	703
Earnings from operations (2)	2,058	764	673	407	512
Shares outstanding (millions) at December 31	366	375	384	393	401
Per common share
Cash flow ($) (2)	12.69	7.61	6.97	6.47	5.99
Net income ($)	4.24	1.71	2.53	1.29	1.74
Earnings from operations ($) (2)	5.59	1.99	1.65	1.01	1.26
Annual dividend ($)	0.34	0.30	0.23	0.20	0.20
Production (boe) (3),(5)	0.47	0.42	0.38	0.40	0.38
Reserves (boe) (5)	4.5	4.0	3.5	3.8	3.7
Total assets	18,339	12,408	11,780	12,017	11,228
Long-term debt	4,263	2,457	2,595	3,473	3,274
Oil production (mbbls/d) (3)	250	228	217	273	251
Gas production (mmcf/d) (3)	1,319	1,259	1,090	1,036	1,010
Total production (mboe/d) (3),(5)	470	438	398	445	419
Total net production (mboe/d) (4),(5)	390	365	334	366	337
Exploration and development spending	3,179	2,538	2,180	1,848	1,882
Year end proved reserves (mmboe)	1,639	1,488	1,362	1,485	1,487
Net wells drilled (number)	419	405	410	310	394
Realized oil and gas price ($/boe) (6),(7)	56.67	42.75	38.51	32.89	32.90
WTI oil price (US$/bbl)	56.70	41.40	30.99	26.15	25.92
NYMEX gas price (US$/mmbtu)	8.55	6.09	5.44	3.25	4.38
Permanent employees at December 31 (number)	2,138	1,870	1,758	1,565	1,358

(1)   Effective January 1, 2005, the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Prior years’ amounts have been restated accordingly. See note 2 to the Consolidated Financial Statements.

(2)   Non-GAAP measure. See advisories and definitions on page 25–28.

(3)   Production numbers are before royalties unless otherwise indicated.

(4)   Net production (after royalties).

(5)   Six mcf of natural gas equals one boe.

(6)   Before hedging.

(7)   Excludes synthetic oil.

2005 a record year

Gross sales were up $2.7 billion to $9.6 billion, on both higher volumes and prices.

Cash flow (1) increased by 60% to a record $4.7 billion. The Company expects $5.2 - 5.6 billion in cash flow in 2006.(2)

Net income was $1.6 billion, an increase of 139%.

Earnings from operations (1) reached a record $2.1 billion. This measure adjusts net income for one-time and non-operational factors.

Talisman repurchased approximately nine million shares at an average price of $39/share in 2005. The Company increased its annual dividend by 13%.

Talisman grew production per share by 11%, with gains in North America, the North Sea, Southeast Asia and Australia, North Africa and first production from Trinidad and Tobago.

Year end debt reflects the acquisition of Paladin for approximately $2.6 billion. At year end, Talisman’s debt to cash flow ratio was 0.9 times.

Production was 516,000 boe/d during the fourth quarter and is expected to average between 515,000 - 545,000 boe/d in 2006 (excluding asset acquisitions and dispositions).

Exploration and development spending increased to $3.2 billion and is expected to be $4.4 billion in 2006.

The Company added 320 mmboe of proved reserves in 2005. Talisman’s reserve life index is 15.2 years based on proved and probable reserves.

The Company participated in 419 net oil and gas wells with a 95% success rate.

Talisman’s realized oil and gas price increased 33% to $56.67/boe.

(1)   Non-GAAP measures.

(2)   Assumes US$57/bbl WTI oil price, US$9/mmbtu NYMEX gas prices, US$/C$ exchange rate of $0.84. See advisory on page 27.

2005 Production by Region

Talisman’s production averaged 470,000 boe/d in 2005, an increase of 7%. The Company grew North Sea liquids volumes by 9% and North American natural gas production by 3%.

RECORD NET INCOME IN 2005

— $1.6 billion, up 139%

RECORD CASH FLOW

— $4.7 billion

— $12.69 per share, an increase of 67%

11% PRODUCTION PER SHARE GROWTH

— Production averaged 516,000 boe/d in the fourth quarter (up 14% from a year earlier)

RECORD EARNINGS FROM OPERATIONS

— $2.1 billion, an increase of 169%

QUALITY ASSETS

— 1.6 billion boe of proved reserves

— 45% high quality crude oil; 55% natural gas

A PROVEN STRATEGY

— 14 years of creating shareholder value, averaging 11% annual production per share growth

FINANCIAL STRENGTH

— Year end debt to cash flow of 0.9 times

A DEFINED GROWTH PROFILE

— Upwards of 10% annual production per share growth expected through 2008 from known projects

02           proven strategy and solid track record

03           year in review discussion with Dr. Jim Buckee

06           business environment

07           global opportunities

12           an experienced management team

13           corporate governance

14           corporate responsibility

15           financial information

22           directors and executives

22           corporate information

23           investor information

24           market information

25           advisories

28           abbreviations and definitions

proven strategy and solid track record

Talisman’s mission is to create value for its shareholders, with a focus on growing reserves, production and cash flow per share.(1) Our primary measure is production per share, with a target of 5 - 10% annual growth. Ultimately, the goal is to deliver increasing cash flow per share; however, prices are not within our control. Over the past 14 years, we have achieved 11% compound annual growth in production per share and 27% compound annual growth in cash flow per share.(1)

Energy is a vital business and energy demand will continue to increase with global population and economic growth. Oil and natural gas account for approximately 63% of global energy consumption and will continue to be the main sources for at leastthe next decade.

The world is consuming approximately 30 billion barrels of oil annually and replacing only a fraction of this amount. Both oil and natural gas are non-renewable. It is our belief that the higher prices seen in recent years will be needed to ration demand and bring on new supplies.

Talisman is predominantly an upstream company and this is where our expertise lies. Our belief is that successful exploration and development create the most value for our shareholders.

We have a diverse set of operations and opportunities. We are the leading deep gas explorer in Western Canada as well as a leading independent operator in the North Sea. These two regions accountfor 77% of our production. Our portfolio of oil and gas assets in a number of proven hydrocarbon basins lessens risk and provides us with a large opportunity set for a company of our size. As a result of our international assets and expertise, Talisman continues to find large, high value, international opportunities.

We operate the majority of our production and maintain relatively high working interests. This enables us to have control over project timing and costs. Talisman operates approximately 80% of its production in North America, 67% in the North Sea and all of its production in Malaysia/Vietnam. In addition, the Company is pursuing a select number of high impact exploration opportunities, typically directing between 5 - 10% of overall capital spending to these ventures.

(1)   Non-GAAP measure. See advisory on page 27.

Production per Share Growth
11% CAGR (14 years)
BOE

Cash Flow per Share Growth
27% CAGR (14 years)

year in review Discussion with Dr. Jim Buckee, President and Chief Executive Officer

HOW WOULD YOU CHARACTERIZE 2005? WHAT WERE THE HIGHLIGHTS AND LOWLIGHTS?

JIM — 2005 was another excellent year for Talisman, its employees and shareholders.

We generated $4.7 billion in cash flow ($12.69/share), our seventh consecutive record. Earnings from operations were up 169% to $2.1 billion. World oil prices averaged US$56.70/bbl, an increase of 37%, validating our decision to remain virtually unhedged. Talisman’s share price increased 90% during the year, closing at $61.60. We increased the semi-annual dividend payment by 13% in May and repurchased approximately nine million shares during the year.

Production per share was up 11% for the year. We set a new production record of 516,000 boe/d in the fourth quarter, an increase of 14% from a year earlier.

The acquisition of Paladin was a positive step. It is rare to see a set of properties with the fit that Paladin and Talisman had in the North Sea. Apart from the benefit of increased production and cash flow, we expect significant upside in many areas where, with our expertise, we can readily add new programs.

In North America, we increased natural gas production by 3% in 2005, compared to an estimated 3% decrease for the industry. We drilled 495 successful gas wells and set new production records in Appalachia, Bigstone/Wild River and West Whitecourt. We drilled a number of high deliverability wells and are developing several exciting new areas. Our “bigger and deeper” strategy continues to pay off.

In the North Sea, we increased liquids production by 9%, participating in 28 successful oil and gas wells, including infill programs at Clyde, Claymore, Tartan, Gyda and Varg. We also announced significant oil discoveries adjacent to the Ross field (Block 13/23b) and the Balmoral field (Block 16/22).

We continued to build our interests in Norway in 2005, with production of nearly 41,000 boe/d in December.

In Southeast Asia, we increased natural gas production by 9%, drilling 16 successful oil and gas wells. In Malaysia, the South Angsi oilfield was brought on production in August at a rate of 28,000 bbls/d, exceeding expectations. We were also awarded new acreage in Vietnam as well as an extension to our block in Malaysia/Vietnam.

In Algeria, we increased liquids production by 13% and commenced production offshore Trinidad and Tobago from the Greater Angostura Project.

We have also made what could be a significant oil discovery in Peru, although, at the very least, we will have to drill an appraisal well before knowing what we have.

Disappointments were few and far between. Costs are increasing across the industry, which is a concern, but we have taken actions to mitigate the effect and managed to keep our cost increases below the average for our peer group. We were disappointed by the tax increase in the UK, although all of our major programs continue to be economic, especially at current prices.

WHAT ARE YOUR EXPECTATIONS FOR 2006?

JIM — I expect 2006 to be another record setting year. Production is forecast to range between 515,000 - 545,000 boe/d, an increase of 10 - 16% relative to 2005. However, this forecast does not include asset sales or acquisitions.

We expect to generate between $5.2 - 5.6 billion in cash flow based on US$57/bbl WTI oil prices, US$9/mmbtu NYMEX gas prices and a US$/C$ exchange rate of $0.84.

Our capital budget is $4.4 billion, of which approximately 80% is directed at North America and the North Sea.

Our biggest single activity is drilling, which makes up approximately half of our spending, with 685 wells scheduled in North America and 183 wells internationally.

WHY NOT SPEND MORE MONEY IN 2006 GIVEN CURRENT PRICE LEVELS?

JIM — I believe the current budget is prudent, giving us a reasonable amount of free cash flow and allowing for some flexibility. We believe the projects we are working on are robust at much lower prices.

There are also spending constraints imposed by the number of people we have and the desire for technical rigour. In general, the industry is facing a shortage of technical and trades people, which hampers activity. Having said that, Talisman hasn’t been affected by the shortage of qualified people. Our staff turnover rate is extremely low and we are able to attract very good people due to our technical and international stature.

Rig availability is also tight, however, we have secured the rigs needed for our programs.

WHAT DOES TALISMAN INTEND TO DO WITH ITS EXPECTED CASH SURPLUS?

JIM — How much surplus cash we have will largely depend on prices. Right now, it looks like we may be conservative on oil prices, but this could be offset by lower than expected natural gas prices and a stronger Canadian dollar.

The main value creator in this business is drilling successful oil and gas wells. This will always be our priority. Our inventory of drilling prospects is quite healthy but, as mentioned, I doubt we would want to substantially increase activity levels this year.

We always consider other options, including paying down debt, increasing dividends and repurchasing shares. And, we are always on the lookout for deals that make sense.

WHAT ABOUT THE LONGER TERM? CAN YOU MAINTAIN RECENT GROWTH LEVELS?

JIM — We have a number of major projects coming onstream that should result in production per share growth of approximately 10% annually through 2008. We have a sustainable business model; with our technical expertise, international experience, and given our size, we see no near term limits to growth. Talisman is one-tenth the size of some ofthe larger international players. We have opportunities for growth in most of our core areas and can replicate what has been a very successful strategy in new areas.

In North America, we have approximately 100 mmcf/d of natural gas awaiting tie in or completion of infrastructure. The Lynx and Palliser pipeline projects will alleviate some of these bottlenecks and open up a new area in the northern portion of the Alberta Foothills.

In the North Sea, development of the 45,000 bbls/d Tweedsmuir project is underway, with first production expected towards the end of the first quarter of 2007.

In Indonesia, we are expanding the Corridor gas plant to supply gas to new markets in West Java. In Malaysia/Vietnam, we have the Northern Fields development on Block PM-3 CAA, which will add incremental volumes in 2008. In Algeria, we are expanding our facilities at MLN.

WHAT IS YOUR UNDERLYING LEVEL OF COST INFLATION AND WHAT ARE YOU DOING TO CONTROL COSTS?

JIM — In 2005, our underlying capital inflation rate was in the 10 - 12% range. With the increase in activity levels, we are seeing increases in rig rates, wages and materials, as well as land prices in Western Canada.

We have taken a number of steps to offset this. We have established strategic relationships with key vendors, which ensures we have access to quality materials and services at competitive prices. We stockpiled supplies going into the hectic winter drilling season to avoid shortages. Longer term fixed contracts have been negotiated for drilling rigs to manage our exposure to escalating prices. We have expanded our learning and feedback systems, resulting in reduced drilling times and increased efficiencies in both North America and the North Sea.

Unit operating costs increased by 16% to $8.41/boe, reflecting in part, a change in our production mix, specifically increased volumes from Norway. Much of the increase in operating costs is due to higher energy prices, which, of course, also benefits Talisman. We expect unit operating cost increases in the 5% range this year. However, we are bringing on a mix of low cost projects that could result in lower unit operating costs by 2007.

“CREATING VALUE IN THE UPSTREAM OIL AND GAS BUSINESS” IS AN IMPORTANT THEME FOR TALISMAN. WHAT EXACTLY DO YOU MEAN BY CREATING VALUE?

JIM — Value creation is ultimately about increasing the per share interests of shareholders, while conducting the business in a safe, environmentally and socially responsible and transparent manner.

We have chosen production per share growth as our benchmark because it is easily defined and measured and it is in our control, whereas prices and, hence, cash flow are not.

Our target is 5 - 10% production per share growth annually and, in the past 14 years, we have averaged 11% annual compound growth. If we can achieve this target, I believe we will generate above average growth for Talisman and reward our shareholders.

We have also repurchased 28 million shares over the past three years because we believe Talisman shares were, and continue to be, a good investment. And last, but certainly not least, we have increased Talisman’s dividend by 70% over three years, directly returning money to shareholders.

A Premium Investment

Talisman’s share price closed 2005 at $61.60, an increase of 90%. Over the past three years Talisman’s share price has increased by 48% on average, surpassing both the broader market indices and our peer group indices.

Historical Share Price Growth
(percentage change from January 1, 1992)

HOW ARE YOU DIFFERENT FROM YOUR PEERS?

JIM        Talisman stands out from its peers with its international track record and its suite of international exploration and development opportunities. We are a leading independent oil and gas operator in the North Sea and one of the most active drillers in Malaysia and Vietnam.

Much of the oil and gas world outside North America has been dominated by the super majors. As they have moved on, they have left material opportunities for a company of our size. Our international strategy has been predicated on exploiting relatively low risk, multi-million barrel light oil opportunities adjacent to Talisman operated infrastructure. I see this access to a global opportunity set as a significant Talisman advantage.

Also distinguishing Talisman is our focus on larger, high deliverability deep gas targets in North America. Although we look at total rock volume to produce gas from all economic zones, we use geoscience to target the sweet spots.

In addition, we have developed a world-class exploration inventory. We plan to drill 16 high impact wells in 2006 in North America and worldwide, which, if successful, will generate extraordinary value.

WHY SHOULD I INVEST IN TALISMAN?

JIM — I believe there are a number of compelling reasons why Talisman continues to be a good investment. I say continues to be, because we have outperformed both oil industry and broader market indices over the past three years.

Based on debt-adjusted cash flow, Talisman’s share price is undervalued relative to its peers. However, with production per share growth of approximately 10% per annum through 2008, I believe that some of this valuation gap will disappear as we execute our business plan.

We have a proven, well-executed, scaleable and repeatable growth strategy. We have global reach with exposure to a number of basins at various stages of maturity. We have extremely good technical and commercial skills and an experienced management team. The Company is in good financial shape with a strong balance sheet. In addition, there is the excitement associated withour high impact exploration program.

Of course, the level of commodity prices has to be factored in to any investment in an oil and gas company.

At current commodity prices, valuations are still relatively cheap. The market appears to be valuing companies based on medium-term oil prices in the US$40 - 50/bbl range. Any significant drop in prices will lead to an increase in oil demand and consequently, a return to high prices. And, last but not least, with our lack of exposure to heavy oil, Talisman is better positioned to weather lower prices than many of its peers.

OIL PRICES HAVE STAYED AT RECORD LEVELS. DO YOU THINK THIS HIGHER LEVEL OF PRICES IS SUSTAINABLE?

JIM — Oil prices will continue to be volatile; however, there are reasons to believe that higher prices will persist. The world is consuming approximately 30 billion bbls of oil a year and replacing only a fraction of this amount. The vast majority of low cost, easy to access oil has already been discovered and higher prices are needed to ration demand and encourage continuing investment.

Even with oil prices averaging more than US$55/bbl in 2005, demand rose by an estimated 1.3% to 83.3 mmbbls/d. Although this rate of increase is slower than the 3.8% recorded in 2004, world oil supply has come very close to full capacity and is vulnerable to unexpected outages.

The major risk to oil prices would appear to be a major economic slowdown, resulting in a drop in the demand for oil. However, most estimates suggest oil demand will increase by 1 - 2% again this year.

HOW WOULD A DROP IN OIL PRICES AFFECT YOUR 2006 PLANS?

JIM — A dollar change in oil prices impacts our after-tax cash flow by about $54 million. We are relatively immune to minor fluctuations.

Most of our projects are economic at prices below US$40/bbl, however, we do try to keep exploration and development spending within cash flow. So, in the event of a significant price drop, we would review our capital programs and defer some projects.

ANY OTHER COMMENTS?

JIM — Once again, I would like to thank Talisman’s management, employees and contractors for their continued hard work and dedication. I would also like to thank our directors for their guidance and support over the past year. In particular, I would like to thank Dale Parker, who is retiring after 13 years on the Board and Al Flood, who is also retiring after serving five years. I will miss their contributions and wise counsel.

2005 scorecard

Production per share growth of approximately 10%.

— Production per share growth was 11%.

Production of 445,000 - 475,000 boe/d.

— Production averaged 470,000 boe/d.

$3.1 billion in exploration and development spending.

— $3.2 billion in spending.

Unit operating costs and transportation costs are expected to fall by 5 - 7%.

—  Increased North Sea volumes, energy prices and industry cost pressures pushed unit costs up by 14%.

Cash flow per share of $9.80 - 10.40.

—  Cash flow per share was $12.69.

Talisman’s key 2006 targets

515,000 - 545,000 boe/d of production (before asset acquisitions and dispositions).

$4.4 billion in exploration and development spending.

5% increase in unit operating and transportation costs.

$5.2 - 5.6 billion in cash flow.

James W. Buckee
President and Chief Executive Officer
March 13, 2006

business environment

NETBACKS

Talisman’s realized oil and gas netbacks increased 53% to average $37.18/boe in 2005.

Sales prices averaged $56.67/boe, an increase of 33%, reflecting the increase in world oil prices and North American natural gas prices. Although most oil and natural gas sales are priced off US dollar denominated benchmarks, Talisman reports its netbacks in Canadian dollars. The Canadian dollar strengthened 7% against its US counterpart in 2005. This had a mitigating effect on Talisman’s reported netbacks.

Royalty rates increased slightly from 16% in 2004 to 17% in 2005.

Unit operating costs averaged $8.41/boe, an increase of 16% over the previous year. The increase is due to a change in Talisman’s production mix as well as higher energy input costs.

Talisman’s hedging losses fell significantly as the Company adopted a strategy to remain relatively unhedged throughout the year.

Detailed information on the Company’s netbacks can be found in Talisman’s Annual Report Financial Review.

COMMODITY PRICES

The benchmark WTI price averaged US$56.70/bbl in 2005, an increase of 37% compared to the previous year. Although growth in world oil demand slowed to an estimated 1.3% compared to 3.8% the previous year, consumption reached a record 83.3 mmbbls/d, leaving little in the way of spare production capacity. Political uncertainty in a number of oil producing regions, outages due to hurricanes and lack of surplus oil in world markets contributed to the increase in prices.

Prices in early 2006 have been volatile as markets watch economic growth, continuing political unrest and inventory levels. Talisman’s 2006 cash flow forecast is based on a US$57/bbl WTI oil price, US$9/mmbtu NYMEX gas price and US$/C$ exchange rate of $0.84.

NYMEX natural gas prices averaged US$8.55/mmbtu in 2005, an increase of 40% compared to 2004. North American natural gas production continued to drop in 2005, largely due to hurricane related outages. The loss of production has been offset by a drop in demand (so-called demand destruction) due to higher prices. North American natural gas prices weakened early in 2006 with relatively mild weather and continuing high inventory levels.

($/boe)	2005	2004	2003	2002	2001
Sales price	56.67	42.75	38.51	32.89	32.90
Hedging (gain) loss	0.46	3.02	1.34	(0.46)	(0.06)
Royalty	9.41	7.04	6.18	5.74	6.47
Transportation	1.21	1.20	1.26	1.20	—
Operating expenses	8.41	7.26	6.98	6.14	5.79
Netback	37.18	24.23	22.75	20.27	20.70
Excludes synthetic

WTI Crude Oil & NYMEX Gas Prices

Talisman differs from its North American based peers with its international diversity. North America accounts for 44% of total production and the North Sea 33%. Talisman also has production in Southeast Asia and Australia, Trinidad and Tobago and North Africa.

global opportunities

North America

North Sea

2006 Planned
Capital Spending
$4.4 billion

Trinidad and Tobago

North Africa

Southeast Asia and Australia

Reserves

Talisman replaced 189% of production from all sources in 2005 (proved reserves) and 120% through drilling and revisions. Talisman increased its total proved reserves by 10% to 1.6 billion boe. Net of royalties, the Company had 1.3 billion boe of proved reserves (up 9%).

At year end, Talisman had 5.4 tcf of proved natural gas reserves (up 4%) and 736 mmbbls of proved oil and liquids reserves (up 19%).

Talisman proved reserves

	Oil & Natural
	Gas Liquids	Natural Gas	BOE
	(mmbbls)	(bcf)	(mm)
December 31, 2004	618	5,223	1,488
Discoveries, extensions and additions	78	514	163
Net acquisitions	97	118	117
Revisions	33	38	40
Production	(90)	(476)	(169)
Total Proved, December 31, 2005	736	5,417	1,639
Total Probable, December 31, 2005	493	2,704	943

At year end, Talisman had a reserve life index of 9.7 years for proved reserves and 15.2 years for proved and probable reserves.

Approximately 45% of Talisman’s reserves are high quality oil and liquids and 55% natural gas. North America accounts for 38% of the Company’s total proved reserves, the North Sea 27% and Southeast Asia and Australia 30%. At year end, the Company had 943 mmboe of probable reserves, which comprise a large part of Talisman’s development inventory.

Exploration and development spending during 2005 totaled $3 billion, excluding Syncrude and Midstream expenditures. Including the Paladin acquisition, a net $3.1 billion was spent on acquisitions (less proceeds from asset sales).

Talisman has an internal qualified reserves engineer who evaluates all of the Company’s reserves estimates. In addition, approximately 80% of Talisman’s proved reserves have been reviewed by outside engineering firms over the past three years.

North America

Northern Alberta Foothills

The northern portion of the Alberta Foothills is a new exploration and development area, midway between Talisman’s successful structural plays in northeast BC and the Central Alberta Foothills, with significant deliverability and multi-zone potential.

The Company currently has approximately 50 mmcf/d of sales gas in the region awaiting completion of infrastructure. Two pipelines (Lynx and Palliser) will be commissioned in 2006 to bring this gas to market. Talisman has approximately 292,000 gross undeveloped acres in the region.

In 2006, Talisman plans to drill 23 wells and spend approximately $200 million in the area.

Talisman is the leading deep gas explorer in Western Canada and a major player in the deep, prolific, thrust and fold plays along the Rocky Mountain Foothills.

These are typically very large structures with high deliverability and extremely attractive economics. The Company uses advanced geoscience to initially target the sweet spots. From there, the Company uses a “total rock volume” concept to optimize recovery from multiple zones, including tight gas.

Talisman Midstream Operations (TMO) transported 420 mmcf/d of natural gas in 2005, making it the fourth largest midstream business in Canada. This control of infrastructure gives the Company quick and relatively low cost access to markets. TMO is a valuable asset in its own right.

2005 IN REVIEW

•      Natural gas production averaged 915 mmcf/d, up from 885 mmcf/d in 2004.

•      Liquids production averaged 56,304 bbls/d, compared to 57,392 bbls/d in 2004.

•      Talisman drilled 495 gross natural gas and 171 oil wells (97% success).

•      Exploration and development spending was $1.6 billion, with 90% directed toward natural gas projects.

•      Talisman added 390 bcf of proved natural gas reserves through drilling, net of revisions. At year end, the Company had 2.7 tcf of proved gas reserves.

•      Conventional operating costs averaged $5.87/boe, up from $5.30/boe in 2004.

•      Talisman set new production records in its Appalachia, Bigstone/Wild River and West Whitecourt areas.

•      Construction of the Lynx and Palliser pipelines began in the fourth quarter of 2005.

•      TMO increased its throughput by 4% over 2004.

•      Talisman acquired opportunities to earn interests in natural gas properties in Quebec.

2006 OUTLOOK

•      Exploration and development spending is expected to be $2 billion, with 92% directed toward natural gas projects.

•      Production targets are 935 - 955 mmcf/d of natural gas and 54,000 - 56,000 bbls/d of oil and liquids.

•      Talisman plans to participate in 685 wells, including 40 in Appalachia, seven in Monkman, 249 in the Edson area and 35 in the Alberta Foothills.

•      Talisman plans to spend $123 million to expand and optimize its operated pipeline systems including completion of the Lynx, Medlodge and Palliser pipelines.

•      Talisman expects to generate approximately $1 billion in net surplus cash flow (1) in North America in 2006.

(1)   Non-GAAP measure. See advisories on page 27.

North Sea

Acquisition of Paladin

In late 2005, Talisman acquired Paladin, a public UK based oil and gas company with a portfolio of production and exploration assets located predominantly in the North Sea. The acquisition of Paladin complements Talisman’s proven North Sea strategy to create value through the development of core operated properties with adjacent exploration opportunities. Paladin’s assets in the North Sea include 35,000 boe/d of production, significant exploration acreage and proved plus probable reserves of approximately 155 million boe. This acquisition will strengthen Talisman’s position as a leading independent operator in the North Sea.

Talisman is a leading independent operator in both the UK and Norwegian sectors of the North Sea. The Company has an excellent track record, with demonstrated technical, commercial and operating skills. Talisman also has interests in the Netherlands, Denmark and Germany.

Talisman has established a number of commercial hubs, which the Company believes provide significant value through low risk development, exploration opportunities, secondary recovery and third party tariff revenue.

Talisman’s focus is the Central North Sea, where government agencies estimate 8 billion boe yet to find in the UK sector and 18 billion boe yet to find in the Norwegian sector. Individual prospect sizes can be material for a company of Talisman’s size. New technology and higher prices have greatly expanded the opportunity set.

Talisman’s ownership of infrastructure generates third party revenues and allows the Company to control costs.

2005 IN REVIEW

•      Liquids production averaged 132,716 bbls/d, an increase of 9% from 121,861 bbls/d in 2004.

•      Natural gas production averaged 120 mmcf/d, compared to 114 mmcf/d in 2004.

•      Exploration and development spending was $1,032 million.

•      Talisman drilled 28 successful oil and gas wells.

•      Talisman added 169 mmboe of proved reserves and had 442 mmboe of proved reserves at year end (78% developed). The additions include 66 mmboe of proved reserves acquired through the purchase of Paladin.

•      Operating costs averaged $15.54/boe, up from $12.62/boe in 2004, due in part to increased costs for fuel gas and consumable goods as well as the acquisition of higher cost Norwegian assets.

•      Talisman expanded its position in the Norwegian sector of the North Sea through the acquisition of Pertra A.S., which included a 70% interest in the Varg area and through the acquisition of an interest in the Brage Field.

•      The Company was awarded new licences in both the Norwegian and UK sectors of the North Sea.

•      Development of the 45,000 bbls/d Tweedsmuir and Tweedsmuir South oilfields continued. At year end, development was 48% complete.

•      Successful infill drilling programs were carried out in the Clyde, Claymore, Tartan, Gyda and Varg areas.

2006 OUTLOOK

•      Production targets are 154,000 - 162,000 bbls/d of oil and liquids and 145 - 155 mmcf/d of natural gas.

•      Development of the Tweedsmuir and Tweedsmuir South project will continue, with first oil expected near the end of the first quarter of 2007.

•      Development of the Wood, Enoch and Blane Fields will commence with first oil expected in the first quarter of 2007.

•      Exploration and development spending is expected to be approximately $1.6 billion, of which $400 million will be spent on the acquired Paladin assets.

•      Talisman plans to participate in 19 exploration wells and 45 development wells.

•      Talisman expects to generate approximately $1.4 billion in net surplus cash flow (1) from the North Sea in 2006.

(1)   Non-GAAP measure. See advisories on page 27.

Southeast Asia and Australia

Northern Fields Development

The Northern Fields project in the northwest corner of Block PM-3 CAA is a good example ofTalisman’s strategy of developing oil and gas fields within existing properties in Southeast Asia. Comprising six fields, the Northern Fields complex contains total proved reserves of approximately 68 mmboe (net Talisman share). The project is expected to add gross production capacity of 40,000 bbls/d of oil and liquids and will extend the existing gas production profile of 270 mmcf/d to 2018. Talisman has a 41% workinginterest in the development, which is on schedule for first production in 2008.

Southeast Asia has been Talisman’s fastest growing area over the past three years. Talisman has interests in Indonesia, Malaysia, Vietnam and Australia.

Much of the region has only seen first phase exploration by the super majors, leaving numerous opportunities for the independents. Large blocks of acreage are available and competition is relatively low. Talisman has been one of the most active drillers in Malaysia for several years.

Capital and operating costs are very low and investment returns are attractive, particularily as production sharing contract terms allow for quick recovery of investment capital.

Talisman’s focus is primarily shallow water and low cost oil development. However, Talisman also has 3.3 tcf of proved and probable natural gas reserves in the region (2.3 tcf proved, 1 tcf probable). These have become increasingly valuable with growing energy demand and construction of regional infrastructure.

2005 IN REVIEW

•      Natural gas production averaged 284 mmcf/d, an increase of 9% from 260 mmcf/d in 2004. Liquids production averaged 35,476 bbls/d.

•      Exploration and development spending totaled $305 million.

•      Talisman drilled 16 successful oil and gas wells.

•      Talisman added 61 mmboe of proved reserves and had 484 mmboe of proved reserves at year end (41% developed). The additions include 29 mmboe of proved reserves acquired through the purchase of Paladin.

•      In Malaysia, Talisman completed development of the South Angsi field, which came on production in August 2005 at a rate of 28,000 bbls/d of oil, exceeding expectations.

•      In Indonesia, the Suban Phase 2 gas expansion project in the Corridor PSC continued, which includes installation of two new gas trains, additional pipelines and infrastructure.

•      Offshore Vietnam, Talisman signed a petroleum contract for a 60% interest in Block 15-2/01 in the highly prospective Cuu Long Basin adjacent to a number of producing oilfields. The initial seismic program on the block was completed in 2005.

•      Talisman acquired minor interests in Indonesia through the purchase of Paladin, including properties in the South East Sumatra and Offshore North West Java Blocks.

•      Talisman entered Australia through the purchase of Paladin and has a non-operated working interest in two producing fields plus additional acreage.

2006 OUTLOOK

•      Production targets are 305 - 335 mmcf/d of natural gas and 53,000 - 59,000 bbls/d of oil and liquids.

•      Exploration and development spending is expected to be approximately $440 million.

•      In Malaysia, development of the PM-3 CAA Northern Fields project will commence with first oil expected in 2008. In addition, the Bunga Tulip field development is expected to be completed, with first oil production in late 2006.

•      In Indonesia, the Suban Phase 2 gas expansion project in the Corridor PSC will continue, with first gas deliveries to West Java expected in 2007.

•      In Vietnam, development of the Song Doc field will commence, with first oil expected in 2007.

•      Talisman plans to participate in up to 15 exploration wells and 58 development wells.

Other International and Frontier areas

Talisman continues to look for opportunities where it can apply its international development skills. The Company is also active in a number of high risk, high reward exploration plays where it can utilize its expertise and experience in structurally complex geological settings.

NORTH AFRICA

In Algeria, Talisman has a 35% non-operated interest in the Greater MLN project in Block 405a. In addition, the Company has a 2% interest in the unitized Ourhoud field. Liquids production in 2005 averaged 15,261 bbls/d, a 13% increase compared to 13,537 bbls/d in 2004.

In 2005, the Greater MLN Phase 2 project was sanctioned, with first gas injection expected in 2007. The Company also signed a pre-unit agreement for the development of the EMK field in the southern portion of Block 405a, with an interest in the shared El Merk facilities. First oil is expected from the EMK field in 2009. During 2005, Talisman relinquished the exploration portion of Block 405a and all of Block 215 in Algeria.

Talisman entered Tunisia through the acquisition of Paladin and has a 5% non-operated working interest in one producing area and additional exploration acreage. Liquids production from Tunisia in 2005 was minor.

Exploration and development spending in 2005 totaled $27 million. In 2006, spending is expected to be $65 million, which includes the drilling of three exploration wells, 27 development wells, continued development of the Greater MLN Phase 2 project and commencement of the El Merk project.

TRINIDAD AND TOBAGO

Talisman has a 25% non-operated interest in the Greater Angostura project, an oil and gas development in Block 2(c) offshore Trinidad and Tobago. Field development was completed late in 2004, with first oil production commencing in January 2005. Development continued in 2005 with the drilling of one additional well. Liquids production in 2005 averaged 10,111 bbls/d.

The Company spud its first exploration well, Zaboca, on the onshore Eastern Block, where Talisman has a 65% interest. The well was still drilling at year end.

Exploration and development spending in 2005 totaled $72 million. In 2006, spending is expected to be $65 million, which includes drilling four exploration wells and five development wells.

COLOMBIA

In Colombia, Talisman has non-operated interests in a number of blocks. In 2005, the Company relinquished interests in the Huila Norte and Altamizal blocks. Talisman was awarded a non-operated interest in the El Conchal block and an operated interest in the El Caucho block under Technical Evaluation Agreements. During the year, operations were ongoing on the Tangara well, which was still drilling at year end. Capital spending in 2006 is expected to be $4 million.

PERU

In Peru, Talisman has a 25% non-operated interest in Block 64 in the Marañon Basin and a 28% non-operated interest in Block 101. During 2005, the Company made an oil discovery with the Situche Central well. Capital spending in 2006 is expected to be $13 million; the Company is evaluating options, including additional drilling.

QATAR

Talisman holds a 100% interest in Block 10 offshore Qatar. The Company spud its first well in November 2005, which was subsequently plugged and abandoned. In 2006, capital spending is expected to be $34 million and includes plans to drill up to two exploration wells.

ALASKA

Talisman holds more than 460,000 acres of exploration lands on trend with a number of very large oil discoveries. In March 2006, the Company was successful in its bid for an additional 119,000 acres in the Smith Bay area, subject to government approval. In 2006, total capital spending is expected to be $105 million, primarily to drill up to two exploration wells and conduct further exploration activities.

an experienced management team

JAMES W. BUCKEE was appointed President and Chief Executive Officer of Talisman Energy Inc. (formerly BP Canada Inc.) in May 1993. Dr. Buckee has been with the Company and its predecessor for 29 years and is responsible for leading the development and execution of the Company’s long-term strategy with a view to creating shareholder value.

RONALD J. ECKHARDT is Executive Vice-President, North American Operations. Mr. Eckhardt has 20 years experience with the Company and is responsible for all of Talisman’s development and production operations in Canada and the lower 48 states.

T. NIGEL D. HARES is Executive Vice-President, Frontier and International Operations. Over the past 11 years, Mr. Hares has led Talisman’s international operations, making the Company the largest Canadian-based international producer.

JOSEPH E. HORLER is Executive Vice-President, Marketing. Mr. Horler has been with the Company for 19 years and is responsible for the marketing of Talisman’s global natural gas, crude oil, sulphur and natural gas liquids production. Mr. Horler will retire from the Company effective April 1, 2006.

MICHAEL D. McDONALD is Executive Vice-President, Finance, and Chief Financial Officer. Mr. McDonald has 24 years experience with the Company, where he has held positions of progressively increasing responsibility. He is currently responsible for the Company’s global financial reporting, treasury, tax and accounting functions.

ROBERT M. REDGATE is Executive Vice-President, Corporate Services. Mr. Redgate has been with the Company for 28 years. He has responsibility for Talisman’s global information systems, materials and contracts, health, safety and environment, security, facilities administration and human resources functions.

M. JACQUELINE SHEPPARD is Executive Vice-President, Corporate and Legal, and Corporate Secretary. Ms. Sheppard joined Talisman in 1993 and is responsible for the Company’s worldwide legal affairs, corporate projects and acquisitions and is secretary to the board. Corporate communications, investor relations and corporate responsibility are also her responsibilities.

JOHN ‘t HART is Executive Vice-President, Exploration. He has been with the Company for 28 years. Dr. ‘t Hart is responsible for Talisman’s global exploration program.

Talisman’s Board of Directors sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company’s assets.

corporate governance

BOARD OF DIRECTORS

The Board oversees the conduct of the business and management of the Company, which is in turn, responsible for developing long-term strategy and conducting the Company’s day to day business.

Among its duties, the Board ensures systems are in place to manage the risks and, through the Chief Executive Officer, sets the attitude of the Company towards regulatory compliance, environmental, health and safety policies, and financial practices and reporting.

INDEPENDENCE OF THE BOARD

In accordance with the requirements of Canadian Multilateral Instrument 52-110 (MI 52-110) and the New York Stock Exchange (NYSE) corporate governance listing standards, all current members of Talisman’s Board are independent, except for the President and Chief Executive Officer. Talisman’s Board has appropriate structures in place to ensure that the Board can function independently of management. All committees of the Board are composed entirely of independent directors with the exception of the Executive Committee and the Pension Funds Committee, the majority of whose members are independent.

ONGOING GOVERNANCE ACTIVITIES

In 2005, Talisman’s ongoing governance efforts included the following:

— Talisman established an accounting and auditing complaints procedure for handling complaints received by the Company regarding accounting, internal accounting controls or auditing matters. As part of this initiative, a confidential, anonymous third party hotline was established to allow employees to submit complaints. The Company’s Policy on Business Conduct and Ethics was also amended to incorporate these procedures.

— Mandatory ethics awareness training was completed by all permanent employees of the Company between May and July 2005.

— Talisman’s director share ownership policy was revised to link share ownership requirements to annual retainers for Board members. This policy, which was initially adopted by the Board of Directors in 2004, requires non-executive directors of Talisman to own, over a five year implementation period, a minimum amount of common shares or deferred share units of Talisman. In addition, at least 40% of a non-executive director’s annual retainer must be received in the form of deferred share units.

— To address current governance developments, shareholders were given the opportunity to vote for individual directors (that is, as opposed to a slate vote) at the May 3, 2005 annual and special meeting of shareholders.

— The terms of reference of the Board of Directors and its committees were updated in 2005 to incorporate new legislative requirements, including best practices elaborated in National Policy 58-201.

Talisman’s governance efforts have been recognized by the Globe and Mail in its 4th annual corporate governance survey entitled “Board Games.” Talisman tied for 12th place in the October 2005 installment of this survey out of a total of 209 S&P/TSX index companies analyzed.

STOCK EXCHANGE AND REGULATORY COMPLIANCE

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the CSA Rules), all of the NYSE corporate governance listing standards applicable to non-US companies and substantially all of the NYSE corporate governance listing standards applicable to US companies. In 2005, the TSX replaced its corporate governance principles with a requirement that listed issuers comply with the CSA Rules.

With respect to the NYSE corporate governance listing standards, Talisman’s corporate governance practices differ in only three aspects from those applicable to US companies. First, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum of the issuer’s outstanding securities and must also be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. Secondly, the NYSE listing standards require that any waivers of a company’s code of business conduct and ethics for directors or executive officers be promptly disclosed. Talisman complies with the requirements of the CSA Rules, which specify that material departures from the Company’s Policy on Business Conduct and Ethics by a director or executive officer which constitute a material change to Talisman will be promptly disclosed to shareholders. Finally, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of Talisman’s compliance with legal and regulatory requirements. Talisman’s Board oversees Talisman’s compliance with legal and regulatory requirements and this responsibility specifically forms part of the Board’s Terms of Reference. Each of the Board committees assists the Board in its oversight of Talisman’s compliance with legal and regulatory requirements in each of their areas of responsibility.

For more information on our governance structures, see Talisman’s corporate governance statement, which appears as Schedule “A” to Talisman’s management proxy circular dated March 13, 2006 and can also be found on the Company’s website at
 www.talisman-energy.com.

corporate responsibility

TALISMAN’S 2005 CORPORATE RESPONSIBILITY REPORT – RESPONSIBLY MANAGING OUR IMPACTS

As an international oil and gas company, our business interests take us around the world in search of exploration and development opportunities that provide energy for people. That is what we do. Managing the impacts of our activities, whether related to safety, environmental, economic or social performance, is how we do business. Talisman’s 2005 Corporate Responsibility Report – Responsibly Managing Impacts – reflects Talisman’s approach to translating our commitment to corporate responsibility into action throughout our global interests, which ultimately contributes to the creation of long-term value for our shareholders.

how we did

2005 KEY IMPACTS AND OUTCOMES

Social Impacts and Outcomes

•      Experienced no significant human rights or security issues related to our global activities.

•      Completed a company-wide Ethics Awareness Training Program.

•      Provided $5.5 million in community contributions globally.

•      Held extensive public consultation meetings with key stakeholder groups in Alaska in advance of drilling operations.

Health, Safety and Environmental Impacts and Outcomes

•      Recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated sites in 2005.

•      Progressed produced water reinjection projects that will significantly reduce the amount of oil discharged from offshore operations in the North Sea.

•      Completed energy efficiency audits at a number of operating sites in Western Canada.

Economic Impacts and Outcomes

•      Became the first Canadian company to officially support the Extractive Industries Transparency Initiative.

•      Established an accounting and auditing complaints procedure and hotline to provide employees with a means to report questionable accounting and auditing practices.

To request a copy of Talisman’s 2005 Corporate Responsibility Report or Summary Report, please visit our website at www.talisman-energy.com consolidated balance sheets (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2005 Annual Report Financial Review.

December 31 (millions of Canadian dollars)	2005	2004 (1)

Assets
Current
Cash and cash equivalents	130	38
Accounts receivable	1,311	836
Inventories	170	78
Prepaid expenses	20	18
	1,631	970
Accrued employee pension benefit asset	57	61
Other assets	74	64
Goodwill	1,504	466
Property, plant and equipment	15,073	10,847
	16,708	11,438
Total assets	18,339	12,408
Liabilities
Current
Accounts payable and accrued liabilities	2,383	1,302
Income and other taxes payable	649	341
	3,032	1,643
Deferred credits	74	70
Asset retirement obligations	1,320	1,272
Other long-term obligations	217	35
Long-term debt	4,263	2,457
Future income taxes	3,638	2,100
	9,512	5,934
Non-controlling interest	66	—
Shareholders’ equity
Common shares	2,609	2,666
Contributed surplus	69	71
Cumulative foreign currency translation	(265)	(76)
Retained earnings	3,316	2,170
	5,729	4,831
Total liabilities and shareholders’ equity	18,339	12,408

(1)   Prior year numbers have been restated to reflect changes in accounting policies adopted in 2005.

Talisman’s 2005 Annual Report Financial Review contains the detailed Management’s Discussion and Analysis, Consolidated Financial Statements and Notes, and Supplementary Information and can be obtained from the Company or viewed online at www.talisman-energy.com.

consolidated statements of income (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2005 Annual Report Financial Review.

Years ended December 31 (millions of Canadian dollars unless otherwise indicated)	2005	2004 (1)	2003 (1)

Revenue
Gross sales	9,554	6,874	5,610
Less hedging loss	77	480	194
Gross sales, net of hedging	9,477	6,394	5,416
Less royalties	1,595	1,124	894
Net sales	7,882	5,270	4,522
Other	165	85	76
Total revenue	8,047	5,355	4,598
Expenses
Operating	1,459	1,198	1,039
Transportation	206	192	181
General and administrative	201	183	152
Depreciation, depletion and amortization	1,843	1,650	1,435
Dry hole	241	311	251
Exploration	275	238	213
Interest on long-term debt	166	173	178
Stock-based compensation	633	171	185
Other	39	89	16
Total expenses	5,063	4,205	3,650
Gain on sale of Sudan operations	—	—	296
Income before taxes	2,984	1,150	1,244
Taxes
Current income tax	1,058	478	229
Future income tax (recovery)	176	(111)	(53)
Petroleum revenue tax	189	129	92
	1,423	496	268
Net income	1,561	654	976
Per common share (Canadian dollars)
Net income	4.24	1.71	2.53
Diluted net income	4.14	1.68	2.50
Average number of common shares outstanding (millions)	368	383	386
Diluted number of common shares outstanding (millions)	377	390	391

(1)   Prior years numbers have been restated to reflect changes in accounting policies adopted in 2005.

consolidated statements of cash flows (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2005 Annual Report Financial Review.

Years ended December 31 (millions of Canadian dollars)	2005	2004 (1)	2003 (1)

Operating
Net income	1,561	654	976
Items not involving cash	2,836	2,024	1,502
Exploration	275	238	213
Cash flow	4,672	2,916	2,691
Deferred gain on unwound hedges	—	—	(9)
Changes in non-cash working capital	199	203	(128)
Cash provided by operating activities	4,871	3,119	2,554
Investing
Corporate acquisitions	(2,549)	—	—
Capital expenditures
Exploration, development and corporate	(3,206)	(2,565)	(2,218)
Acquisitions	(544)	(317)	(661)
Proceeds of resource property dispositions	17	75	1,075
Investments	(4)	—	(11)
Changes in non-cash working capital	142	50	105
Cash used in investing activities	(6,144)	(2,757)	(1,710)
Financing
Long-term debt repaid	(1,294)	(1,069)	(791)
Long-term debt issued	3,129	912	292
Common shares purchased	(352)	(284)	(184)
Common share dividends	(125)	(114)	(90)
Deferred credits and other	(9)	164	28
Changes in non-cash working capital	(3)	(10)	—
Cash provided by (used in) financing activities	1,346	(401)	(745)
Effect of translation on foreign currency cash and cash equivalents	19	(21)	(28)
Net (decrease) increase in cash and cash equivalents	92	(60)	71
Cash and cash equivalents, beginning of year	38	98	27
Cash and cash equivalents, end of year	130	38	98

(1)   Prior years numbers have been restated to reflect changes in accounting policies adopted in 2005.

historical financial summary

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2005 Annual Report Financial Review.

Years ended December 31 (millions of Canadian dollars)	2005	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)	1998	1997	1996	1995

Balance sheets
Total assets	18,339	12,408	11,780	12,020	11,234	9,037	8,198	5,556	5,195	3,961	3,103
Income statements
Total revenue	8,047	5,355	4,598	4,579	4,140	3,989	1,975	1,371	1,430	1,213	899
Total expenses	5,063	4,205	3,650	3,523	2,886	2,462	1,529	1,751	1,239	953	805
Gain on sale of Sudan operations	—	—	296	—	—	—	—	—	—	—	—
Income (loss) before taxes	2,984	1,150	1,244	1,056	1,254	1,527	446	(380)	191	260	94
Taxes
Current income tax	1,058	478	229	258	342	334	49	15	38	51	11
Future income tax (recovery)	176	(111)	(53)	157	60	194	107	(93)	64	82	48
Petroleum revenue tax	189	129	92	124	149	150	31	20	32	35	—
	1,423	496	268	539	551	678	187	(58)	134	168	59
Net income (loss)	1,561	654	976	517	703	849	259	(322)	57	92	35

(1)   Prior years numbers have been restated to reflect changes in accounting policies.

historical operations summary

Years ended December 31	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Daily average production
Total oil and liquids (bbls/d)	249,984	228,434	216,716	272,740	251,014	244,351	158,323	146,749	130,177	99,960	77,542
Total natural gas (mmcf/d)	1,319	1,259	1,090	1,036	1,010	988	904	748	658	647	680
Total (mboe/d)	470	438	398	445	419	409	309	271	240	208	186
Production (boe/share)	0.47	0.42	0.38	0.40	0.38	0.36	0.30	0.29	0.27	0.24	0.23
Proved reserves (boe/share)	4.5	4.0	3.5	3.8	3.7	2.9	2.6	2.5	2.3	1.9	1.7

ratios and key indicators

Years ended December 31 (millions of Canadian dollars except where indicated)	2005	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)	1998	1997	1996	1995

Net income (loss)	1,561	654	976	517	703	849	259	(322)	57	92	35
Cash flow (2)	4,672	2,916	2,691	2,603	2,425	2,356	1,098	631	797	697	502
Exploration and development spending	3,179	2,538	2,180	1,848	1,882	1,179	996	1,145	951	557	379
Acquisitions	3,170	330	768	276	1,624	431	1,692	343	731	552	107
Dispositions	22	88	1,112	72	162	81	133	157	71	58	100
Debt/debt+equity (%)	43	34	36	46	48	41	45	50	45	30	36
Debt/cash flow (times)	0.9	0.8	1.0	1.3	1.4	0.9	2.4	3.3	2.2	1.3	1.8
Per common share (dollars)
Net income (loss)	4.24	1.71	2.53	1.29	1.74	2.05	0.69	(0.96)	0.17	0.30	0.14
Cash flow (2)	12.69	7.61	6.97	6.47	5.99	5.70	2.94	1.88	2.43	2.24	1.73
Average royalty rate (%)	17	16	16	17	20	18	16	14	18	16	14
Unit operating costs ($/boe)	8.41	7.26	6.98	6.14	5.79	5.19	5.14	5.61	5.24	3.78	3.42
Unit DD&A ($/boe)	10.88	10.29	9.87	8.99	8.39	7.37	7.54	6.03	6.08	5.60	5.52

(1)   Prior years numbers have been restated to reflect changes in accounting policies.

(2)   Non-GAAP measure. See advisories on page 27.

additional information

RECONCILIATION OF ACCOUNTING PRINCIPLES

Talisman’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“US GAAP”). A summary of the significant differences between Canadian and US GAAP follows. Additional information regarding US GAAP differences is contained in note 21 to the Company’s audited Consolidated Financial Statements contained in the 2005 Annual Report Financial Review.

Net income in accordance with US GAAP

Years ended December 31 (millions of Canadian dollars unless otherwise stated)	2005	2004	2003

Net income – Canadian GAAP	1,561	654	976
Reconciling items between Canadian GAAP and US GAAP	(65)	40	(437)
Income from continuing operations	1,496	694	539
Results of discontinued operations, net of tax	—	—	330
Income before cumulative effect of changes in accounting principles	1,496	694	869
Cumulative effect of changes in accounting principles, net of tax	—	—	53
Net income – US GAAP	1,496	694	922
Net income per common share (Canadian dollars)
Basic	4.07	1.81	2.39
Diluted	3.97	1.78	2.36

Comprehensive income in accordance with US GAAP

Years ended December 31 (millions of Canadian dollars)	2005	2004	2003

Net income – US GAAP	1,496	694	922
Other comprehensive net income
Foreign exchange gain on translation of self-sustaining operations	40	288	650
Minimum pension liability, net of tax	(8)	—	—
Unrealized change in fair value of financial instruments, net of tax	(20)	(40)	—
Comprehensive income – US GAAP	1,508	942	1,572

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2005 Annual Report Financial Review.

additional information (continued)

Balance sheet items in accordance with US GAAP follows:

	2005		2004
December 31 (millions of Canadian dollars)	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Total liabilities and shareholders’ equity	18,339	18,536	12,408	12,649

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2005 Annual Report Financial Review.

Net production (after royalties)

	2005	2004	2003	2002	2001

Crude oil and liquids (bbls/d)
North America	42,613	43,303	45,035	47,182	49,145
North Sea (1)	131,258	120,768	113,291	122,231	105,138
Southeast Asia and Australia (2)	21,406	20,884	14,853	14,025	14,667
North Africa (3)	9,449	8,338	3,351	—	—
Sudan	—	—	6,997	36,346	32,422
Trinidad and Tobago	8,545
Total oil and liquids	213,271	193,293	183,527	219,784	201,372
Natural gas (mmcf/d)
North America	733	715	678	665	608
North Sea	112	105	103	107	97
Southeast Asia and Australia	198	194	110	89	89
Total natural gas	1,043	1,014	891	861	794
Total conventional (mboe/d)	387	362	332	363	334
Synthetic oil (Canada) (mbbls/d)	2.6	2.9	2.5	2.8	2.4
Total (mboe/d)	390	365	334	366	337

(1)	“North Sea” for 2002 includes the UK and the Netherlands; for 2003 and 2004 the North Sea includes the UK, the Netherlands and Norway but excludes Denmark. In 2005 it also included Denmark.
(2)	“Southeast Asia and Australia” for 2005 includes Indonesia, Malaysia/Vietnam and Australia; for 2002, 2003 and 2004, Southeast Asia includes Indonesia and Malaysia/Vietnam.
(3)	In 2005, “North Africa” describes production from Algeria and Tunisia. Prior years do not include Tunisia.

directors and executives

BOARD OF DIRECTORS

Douglas D. Baldwin (2),(3),(4),(6)

Alberta, Canada

Chairman, Talisman Energy Inc.

James W. Buckee (2),(5)

Alberta, Canada

President and Chief Executive Officer

Talisman Energy Inc.

William R. P. Dalton (7)

Arizona, United States

Corporate Director

Kevin S. Dunne (3),(5),(6)

British Virgin Islands

Corporate Director

Al L. Flood, C.M. (1),(4)

Ontario, Canada

Corporate Director

Dale G. Parker (1),(5)

British Columbia, Canada

Public Administration and Financial

Institution Advisor

Lawrence G. Tapp (3),(4)

British Columbia, Canada

Chairman, ATS Automation Tooling

Systems Inc.

Stella M. Thompson (2),(4),(5)

Alberta, Canada

Principal, Governance West Inc.

President, Stellar Energy Ltd.

Robert G. Welty (1),(3)

Alberta, Canada

Chairman and Director

Sterling Resources Ltd.

Charles R. Williamson (8)

California, United States

Corporate Director

Charles W. Wilson (1),(2),(6)

Colorado, United States

Corporate Director

EXECUTIVES

James W. Buckee

President and Chief Executive Officer

Ronald J. Eckhardt

Executive Vice-President,

North American Operations

T. Nigel D. Hares

Executive Vice-President,

Frontier and International Operations

Joseph E. Horler

Executive Vice-President, Marketing

Michael D. McDonald

Executive Vice-President, Finance

and Chief Financial Officer

Robert M. Redgate

Executive Vice-President, Corporate Services

M. Jacqueline Sheppard

Executive Vice-President, Corporate

and Legal, and Corporate Secretary

John ‘t Hart

Executive Vice-President, Exploration

(1)   Member of Audit Committee

(2)   Member of Executive Committee

(3)   Member of Governance and Nominating Committee

(4)   Member of Management Succession and Compensation Committee

(5)   Member of Pension Funds Committee

(6)   Member of Reserves Committee

(7)   Mr. Dalton was appointed to the Board of Directors in December 2005.

(8)   Mr. Williamson was appointed to the Board of Directors in March 2006.

corporate information

EXECUTIVE OFFICE

Talisman Energy Inc.

3400, 888 – Third Street S.W.

Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234

Facsimile: (403) 237-1902

www.talisman-energy.com

Email: tlm@talisman-energy.com

SELECT FIELD OFFICES

Talisman Energy (UK) Limited

Talisman House

163 Holburn Street

Aberdeen, Scotland

United Kingdom AB10 6BZ

Telephone: 44 (1224) 352-500

Facsimile: 44 (1224) 353-400

Talisman (Asia) Limited

Setiabudi Atrium Office, Suite 410

Jl. H.R. Rasuna Said Kav. 62

Jakarta, Indonesia 12920

Telephone: 62 (21) 521-0650

Facsimile: 62 (21) 521-0660

Talisman Malaysia Limited

Level 31, Menara Citibank

165 Jalan Ampang

50450 Kuala Lumpur, Malaysia

Telephone: 603 2055-2888

Facsimile: 603 2162-6972

Talisman Energy Norge A.S.

Verven 4

4 Etasje

Norway

Telephone: 47 5200-2000

Facsimile: 47 5200-1500

Goal Petroleum (Netherlands) B.V.

Atrium Bldg c/o Regus Centre

Strawinskylaan 3051

Amsterdam, The Netherlands 10077Zx

Telephone: 31 20301-2180

Facsimile: 31 20301-2317

Talisman (Trinidad) Petroleum Ltd.

9th Floor, PWC Building

22-24 Victoria Avenue

Port of Spain, Trinidad, West Indies

Telephone: 1 (868) 625-1515

Facsimile: 1 (868) 624-7999

Talisman Energy (Qatar) Inc.

Suite 2-1, Al Jaber Tower

Museum Street, Doha, Qatar

Telephone: (974) 435-1815

Facsimile: (974) 435-0980

Fortuna Energy Inc.

203 Colonial Drive, Suite 101

Horseheads, New York USA 14845

Telephone: (607) 795-1040

Facsimile: (607) 795-1041

INVESTOR RELATIONS CONTACTS

M. Jacqueline Sheppard

Executive Vice President, Corporate

and Legal, and Corporate Secretary

(403) 237-1183

David W. Mann

Senior Manager, Corporate and

Investor Communications

(403) 237-1196

Christopher LeGallais

Senior Manager, Investor Relations

(403) 237-1957

investor information

COMMON SHARES

Transfer agent	Computershare Trust Company of Canada Calgary, Toronto, Montreal, Vancouver
Co-transfer agent	Computershare Investor Services Inc.
Authorized	Unlimited number of common shares and unlimited number of first and second preferred shares
Issued	366,261,315 common shares at December 31, 2005

STOCK EXCHANGE LISTINGS

Common Shares

Symbol	TLM
Canada	Toronto Stock Exchange
United States	New York Stock Exchange

PUBLIC DEBT

Trustee	Computershare Trust Company of Canada

7.125% (US$) unsecured debentures
7.25% (US$) unsecured debentures
8.06% unsecured medium term notes
5.80% unsecured medium term notes
4.44% unsecured medium term notes (issued January 2006)

Trustee	JP Morgan Chase, London Branch

6.625% (£) unsecured notes

Trustee	Bank of Nova Scotia Trust Company of New York

5.125% (US$) unsecured notes
5.75% (US$) unsecured notes
5.85% (US$) unsecured notes (issued January 2006)

Talisman’s public long-term debt is currently rated as:

DBRS – BBB (high)

Moody’s – Baa1 (under review for downgrade)

S&P – BBB+ (negative outlook)

PRIVATE DEBT

6.89% (US$) unsecured notes, Series B

6.68% (US$) unsecured notes

DIVIDENDS

In 2005, the Company paid dividends on Talisman’s common shares totaling $0.34 per share. The dividends were paid on June 30 and December 30, 2005. Talisman’s dividend policy is subject to review semi-annually by the Board of Directors.

Over the last three-year period, Talisman paid the following semi-annual dividends on its common shares:

date	rate per common share (1)
30-Jun-03	$0.10
31-Dec-03	$0.13
30-Jun-04	$0.15
31-Dec-04	$0.15
30-Jun-05	$0.17
30-Dec-05	$0.17

(1)   On May 4, 2004, Talisman effected a three for one share split. The dividend rate per common share prior to this date has been adjusted to reflect this share split.

ANNUAL MEETING

The annual meeting of shareholders of Talisman Energy Inc. will be held at 10:30 a.m. on Tuesday, May 9, 2006 in the Imperial Ballroom, Hyatt Regency Calgary Hotel, 700 Centre Street S.E., Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by the Internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with the management proxy circular.

market information

		2005			2004			2003
COMMON SHARES (1)		TSX		NYSE	TSX		NYSE	TSX		NYSE
		(C$)		(US$)	(C$)		(US$)	(C$)		(US$)

Share price (dollars)	High	62.50		54.23	35.10		28.66	24.60		18.99
	Low	31.50		25.10	23.52		17.64	18.37		11.77
	Close	61.60		52.88	32.35		26.96	24.51		18.87
Shares traded (millions)	First quarter	99.4		35.9	86.2		23.4	114.9		30.3
	Second quarter	90.2		39.4	81.9		27.4	78.6		24.9
	Third quarter	92.7		41.9	81.3		19.2	71.4		23.7
	Fourth quarter	100.1		51.2	99.9		20.7	79.8		25.8
	Year	382.4		168.4	349.3		90.7	344.7		104.7
Year end shares outstanding (millions)			366			375			384
Weighted average shares outstanding (millions)			368			383			386
Year end stock options outstanding (millions)			21.5			20.8			23.6

(1)   Talisman split its common shares on a 3:1 basis in May 2004. All of the historical share numbers have been restated for comparability.

ADVISORY

forward-looking statements

This Annual Report Summary contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.

Forward-looking statements are included throughout this Annual Report Summary, including among other places, under the headings “Year in Review”, “2005 Scorecard” and “Global Opportunities”. These statements include, among others, statements regarding:

•      anticipated cash flow and cash flow per share;

•      estimates of future sales, production, production per share and operations or financial performance;

•      business plans for drilling, exploration and development;

•      the estimated amounts and timing of capital expenditures;

•      estimates of operating costs;

•      business strategy and plans or budgets;

•      outlook for oil and gas prices;

•      anticipated liquidity, capital resources and debt levels;

•      the estimated timing of new development, including new production;

•      the anticipated schedule for completion of pipelines;

•      planned asset dispositions;

•      royalty rates and exchange rates;

•      the merits or anticipated outcome of pending litigation; and

•      other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Annual Report Summary may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts”or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this Annual Report Summary. Statements which discuss business plans for drilling, exploration and development in 2006 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this Annual Report Summary, Talisman assumed a US$57/bbl West Texas Intermediate oil price, a US$9.00/mmbtu New York Mercantile Exchange natural gas price, a US$/Canadian$ exchange rate of $0.84 and a C$/British£ rate of 2.10.

This Annual Report Summary also discusses anticipated cash flow (both on an aggregate and per share basis). The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; anticipated cash payments made by the Company upon surrender of outstanding stock options using the cash payment feature, which, in turn is dependent on the trading level of the Company’s common shares and the number of stock options surrendered or exercised; and the anticipated amount of cash income tax and petroleum revenue tax.

Forecast production volumes are based on the midpoint of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results which are derived from or depend upon future production estimates (such as cash flow), do not reflect the impact of any potential asset dispositions. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•      the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

•      risks and uncertainties involving geology of oil and gas deposits;

•      the uncertainty of reserves estimates and reserves life;

•      the uncertainty of estimates and projections relating to production, costs and expenses;

•      potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•      fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•      the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

•      the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;

•      health, safety and environmental risks;

•      uncertainties as to the availability and cost of financing and changes in capital markets;

•      uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

•      risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•      changes in general economic and business conditions;

•      the effect of acts of, or actions against, international terrorism;

•      the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•      results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and

•      the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

ADVISORY

reserves data and other oil and gas information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the US Securities and Exchange Commission. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also discloses voluntarily, have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this Annual Report Summary reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this report.

Talisman makes reference to production volumes throughout this Annual Report Summary. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.

The reserves replacement ratio of 120% (before acquisitions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2005 by the Company’s 2005 conventional production. The reserves replacement ratio of 189% was calculated by dividing the sum of changes (revisions of estimates, improved recovery, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2005 by the Company’s 2005 conventional production.

The Company’s management uses reserve replacement ratios, as described above, as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves. It should be noted that a reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The reserves life index of 9.7 years for proved reserves was calculated by dividing the year end proved reserves by the Company’s 2005 conventional production. The reserves life index of 15.2 years for proved and probable reserves was calculated by dividing the year end proved and probable reserves by the Company’s 2005 conventional production.

ADVISORY

non-gaap financial measures

Included in this Annual Report Summary are references to financial measures commonly used in the oil and gas industry such as cash flow and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and with peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Year Ended December 31 ($ millions)	2005	2004
		(restated)
Cash provided by operating activities	4,871	3,119
Changes in non-cash working capital	(199)	(203)
Cash flow	4,672	2,916

Net surplus cash flow is equal to revenue less royalties, operating costs and exploration and development spending. This term is not defined by Generally Accepted Accounting Principles in either Canada or the United States. Consequently, it is referred to as a non-GAAP measure. The Company uses this information as an indicator of the amount of surplus funds in a particular operating segment which are available for other purposes.

Earnings from operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by Generally Accepted Accounting Principles in either Canada or the United States. Consequently it is referred to as a non-GAAP measure. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Our reported results of cash flow and earnings from operations may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income to earnings from operations follows.

Year Ended December 31	2005	2004
($ millions, except per share amounts)
Net income	1,561	654
Stock-based compensation(1),(2)	446	119
Tax effects of unrealized foreign exchange
gains on foreign denominated debt (2)	49	37
Tax rate reductions and other (2)	2	(46)
Earnings from operations(3)	2,058	764
Per share(3)	5.59	1.99

(1)   Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at December 31, 2005, which was first expensed during the second quarter of 2003. The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

(2)   Tax adjustments include the impact of Canadian corporate tax rate reductions in 2004, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt and insurance expenses.

(3)   This is a non-GAAP measure.

ADVISORY

abbreviations and definitions

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CAGR	Compound Annual Growth Rate
C$	Canadian dollars
DBRS	Dominion Bond Rating Service
FPSO	Floating Production, Storage and Offloading Vessel
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmbbls/d	million barrels per day
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
Moody’s	Moody’s Investor Service
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
PSC	Production Sharing Contract
S&P	Standard & Poor’s Ratings Group
tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate
£	Pound sterling

Natural gas is converted to oil equivalent at the ratio of six mcf to one boe. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman’s interest in production volumes (through working interests, royalty interests and net profits interests) before the deduction of royalties. Net production means Talisman’s interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interest owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and Equivalency Factors

Imperial		Metric
1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres

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Please recycle.

Talisman has published a separate Annual Report Financial Review, Corporate Responsibility Report and Corporate Responsibility Summary. These reports are available by contacting the Company and can also be viewed on its website.

3400, 888 - Third Street S.W.

Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234

Facsimile: (403) 237-1902

tlm@talisman-energy.com

www.talisman-energy.com